Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three and Twelve Months Ended December 31, 2021

HAMILTON, Bermuda, Feb. 15, 2022 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore", the "Company" or "we") today announced results for the three and twelve months ended December 31, 2021.

Highlights and Recent Activity

  Reported a net loss of $8.6 million for the three months ended December 31, 2021, or $0.25 loss per basic and diluted share. This compares to a net loss of $19.5 million, or $0.59 loss per basic and diluted share, for the three months ended December 31, 2020. Reported Adjusted EBITDA, which includes unrealized losses on derivatives and amortization of drydock expenditure (see Non-GAAP Measures section), of $5.5 million for the three months ended December 31, 2021 as compared to $0.9 million for the three months ended December 31, 2020.
  Reported a net loss of $38.1 million for the year ended December 31, 2021 or $1.12 loss per basic and diluted share, which includes deferred finance fees written off; losses adjusted for these items (see Adjusted (loss) / earnings in the Non-GAAP Measures section) are $37.5 million, or $1.11 Adjusted loss per basic and diluted share. This compares to a net loss of $6.0 million, or $0.18 loss per basic and diluted share, and Adjusted earnings of $0.4 million, or $0.01 Adjusted earnings per basic and diluted share, for the year ended December 31, 2020. Reported Adjusted EBITDA (see Non-GAAP Measures section) of $16.6 million for the year ended December 31, 2021, as compared to $57.0 million for the year ended December 31, 2020.
  MR tankers earned an average TCE rate of $11,424 per day for the three months ended December 31, 2021 and $11,286 per day for the year ended December 31, 2021. Chemical tankers earned an average TCE rate of $11,274 per day for the three months ended December 31, 2021 and $10,982 per day for the year ended December 31, 2021.
  In November 2021, e1 Marine announced it has signed a memorandum of understanding with Maritime Partners LLC, Elliott Bay Design Group and ABB to develop the world's first methanol-to-hydrogen fueled towboat, Hydrogen One, which will be powered by e1 Marine's reformer technology.
  In December 2021, Ardmore completed the issuance of an additional 15,000 Series A 8.5% Cumulative Redeemable Perpetual Preferred Shares to Maritime Partners, LLC for a purchase price of $15.0 million.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"The tanker market overall was weak throughout 2021, lagging other shipping sectors mainly due to the pandemic's negative impact on mobility and transport fuels. Given the direct connection to economic activity and consumer demand, the product and chemical tanker sectors did recover in the fourth quarter along with the global economy; however, it was not until year-end that charter rates began to properly improve, as reflected in our fourth quarter results.

Based upon clear and encouraging fundamentals, we expect our sectors to continue a recovery in 2022 from an already improved first quarter to-date, but also potentially influenced by many competing factors, including the evolution of the pandemic and the global economy, geopolitical concerns, and currently high oil prices impacting cargo movement and bunker costs.

Notwithstanding these factors, the big picture is very much one of an ongoing economic recovery, rising tonne-mile demand, and a tight tonnage supply outlook aided by heightened tanker scrapping and a rush of newbuilding orders in other shipping sectors that has pushed tanker newbuilding prices up and delivery schedules out.

Given this outlook, we have been increasing our spot exposure, while continuing a financially conservative stance in view of the potential cross currents in the market. Moving forward, Ardmore remains well positioned in terms of market upside and financial strength, with a high-quality modern fleet and a strong balance sheet."

Summary of Recent and Fourth Quarter 2021 Events

Fleet

Fleet Operations and Employment

As at December 31, 2021, the Company had 27 vessels in operation, including 21 MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the fourth quarter of 2021, the Company had 21 MR tankers trading in the spot market or on time charters. The MR tankers earned an average TCE rate of $11,424 per day in the fourth quarter of 2021. In the fourth quarter of 2021, the Company's 15 Eco-Design MR tankers earned an average TCE rate of $11,614 and the Company's six Eco-Mod MR tankers earned an average TCE rate of $10,950 per day.

In the first quarter of 2022, the Company expects to have 18% of its revenue days for its MR Eco-Design tankers on time charter. The remaining 82% of days for its MR Eco-Design and all of its MR Eco-Mod tankers are expected to be employed in the spot market. As of February 15, 2022, the Company had fixed approximately 60% of its total MR revenue days for the first quarter of 2022 at an average TCE rate of approximately $13,725 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the fourth quarter of 2021, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the fourth quarter of 2021, the Company's six Eco-Design product / chemical vessels earned an average TCE rate of $11,274 per day.

In the first quarter of 2022, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of February 15, 2022, the Company had fixed approximately 70% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the first quarter of 2022 at an average TCE rate of approximately $13,325 per day.

Drydocking

The Company had no drydock or repositioning days in the fourth quarter of 2021. The Company does not expect to have any drydock days in the first quarter of 2022.

Capital Allocation Policy

Consistent with the Company's capital allocation policy, the Company is not declaring a dividend, in respect of its common shares, for the fourth quarter of 2021.

Financing

In December 2021, Ardmore completed the issuance of an additional 15,000 Series A 8.5% Cumulative Redeemable Perpetual Preferred Shares to Maritime Partners, LLC for a purchase price of $15.0 million

Investments: e1 Marine and Element 1 Corp

In November 2021, e1 Marine announced it has signed a memorandum of understanding with Maritime Partners LLC, Elliott Bay Design Group and ABB to develop the world's first methanol-to-hydrogen fueled towboat, Hydrogen One, which will be powered by e1 Marine's reformer technology.

COVID-19

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where Ardmore conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic has resulted and may continue to result in a significant decline in global demand for refined oil products. As Ardmore's business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo Ardmore transports could adversely affect demand for its vessels and services. The extent to which the pandemic may impact Ardmore's results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the virus and of its variants and the level of the effectiveness and delivery of vaccines and other actions to contain or treat its impact. Accordingly, an estimate of the impact of the COVID-19 pandemic on the Company cannot be made at this time.

Results for the three months ended December 31, 2021 and 2020

The Company reported a net loss of $8.6 million for the three months ended December 31, 2021, or $0.25 loss per basic and diluted share, as compared to a net loss of $19.5 million, or $0.59 loss per basic and diluted share, for the three months ended December 31, 2020. The Company reported Adjusted EBITDA (see Non-GAAP Measures section) of $5.5 million for the three months ended December 31, 2021, as compared to $0.9 million for the three months ended December 31, 2020.

Results for the year ended December 31, 2021 and 2020

The Company reported a net loss of $38.1 million for the year ended December 31, 2021, or $1.12 loss per basic and diluted share, as compared to a net loss of $6.0 million, or $0.18 loss per basic and diluted share, for the year ended December 31, 2020. The Company reported Adjusted EBITDA (see Non-GAAP Measures section) of $16.6 million for the year ended December 31, 2021, as compared to Adjusted EBITDA of $57.0 million for the year ended December 31, 2020.

The Company reported an Adjusted loss (see Non–GAAP Measures section) of $37.5 million for the year ended December 31, 2021, or $1.11 Adjusted loss per basic and diluted share, as compared to Adjusted earnings of $0.4 million, or $0.01 Adjusted earnings per basic and diluted share, for the year ended December 31, 2020.

Management's Discussion and Analysis of Financial Results for the three months ended December 31, 2021 and 2020

Revenue. Revenue for the three months ended December 31, 2021 was $52.5 million, an increase of $10.8 million from $41.7 million for the three months ended December 31, 2020.

The Company's average number of operating vessels increased to 27 for the three months ended December 31, 2021, compared to 26 for the three months ended December 31, 2020.

The Company had four product tankers employed under time charters as at December 31, 2021, compared with none as at December 31, 2020. Revenue days derived from time charters were 364 for the three months ended December 31, 2021, as compared to none for the three months ended December 31, 2020. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $5.3 million.

The Company had 2,112 spot revenue days for the three months ended December 31, 2021, as compared to 2,267 for the three months ended December 31, 2020. The Company had 23 and 26 vessels employed directly in the spot market as of the years ended December 31, 2021 and 2020, respectively. The decrease in spot revenue days resulted in a decrease in revenue of $2.9 million, while changes in spot rates resulted in an increase in revenue of $8.1 million for the three months ended December 31, 2021, as compared to the three months ended December 31, 2020. The Company managed four third party chemical tankers employed under spot as at December 31, 2021, compared with none as at December 31, 2020. This resulted in an increase in revenue of $0.3 million.

Voyage Expenses. Voyage expenses were $24.6 million for the three months ended December 31, 2021, an increase of $4.7 million from $19.9 million for the three months ended December 31, 2020. Voyage expenses increased primarily due to the increase in bunker prices resulting in an increase of $6.1 million, partially offset by a decrease in spot revenue days of $1.4 million for the three months ended December 31, 2021, as compared to the three months ended December 31, 2020.

TCE Rate. The average TCE rate for the Company's fleet was $11,390 per day for the three months ended December 31, 2021, an increase of $1,626 per day from $9,764 per day for the three months ended December 31, 2020. The increase in average TCE rate was the result of higher spot rates for the three months ended December 31, 2021, as compared to the three months ended December 31, 2020. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days.

Vessel Operating Expenses. Vessel operating expenses were $15.8 million for the three months ended December 31, 2021, a decrease of $0.6 million from $16.4 million for the three months ended December 31, 2020. This decrease is due to one less vessel in operation in the three months ended December 31, 2021, as compared to the three months ended December 31, 2020. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $6,592 per vessel for the three months ended December 31, 2021, as compared to $6,518 per vessel for the three months ended December 31, 2020.

Charter Hire Costs. Charter hire costs were $2.1 million for the three months ended December 31, 2021, an increase of $0.9 million from $1.2 million for the three months ended December 31, 2020. The Company currently has two vessels chartered-in, as compared to one vessel chartered-in as at December 31, 2020.

Depreciation. Depreciation expense for the three months ended December 31, 2021 was $8.0 million, as compared to $8.3 million for the three months ended December 31, 2020.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended December 31, 2021 was $1.3 million, a decrease of $0.4 million from $1.7 million for the three months ended December 31, 2020. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended December 31, 2021 were $3.3 million, an increase of $0.2 million from $3.1 million for the three months ended December 31, 2020.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore's chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended December 31, 2021 were $0.9 million, an increase of $0.7 million from $0.2 million for the three months ended December 31, 2020.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended December 31, 2021 were $4.3 million, an increase of $0.4 million from $3.9 million for the three months ended December 31, 2020. Cash interest expense increased by $0.4 million to $3.8 million for the three months ended December 31, 2021, from $3.4 million for the three months ended December 31, 2020, primarily due to increased interest costs following the refinancing of two vessels in June 2021. Amortization of deferred finance fees for the three months ended December 31, 2021 was $0.4 million, consistent with $0.5 million for the three months ended December 31, 2020.

Liquidity

As at December 31, 2021, the Company had $67.0 million in liquidity available, with cash and cash equivalents of $55.4 million (December 31, 2020: $58.4 million) and amounts available and undrawn under its revolving credit facilities of $11.6 million (December 31, 2020: $0.0 million). During the fourth quarter of 2021, the Company decreased the outstanding amounts under its revolving credit facilities through a $23.0 million repayment. The following debt and lease liabilities (net of deferred finance fees) were outstanding as at the dates indicated:

	As at
	December 31, 2021	December 31, 2020
Cash	$55,448,895	$58,365,330

Finance leases (net of sellers' credit)	223,574,677	194,824,384
Senior Debt	114,467,634	157,710,865
Revolving Credit Facilities	30,633,757	53,631,491
Total debt	368,676,068	406,166,740

Total net debt	$313,227,173	$347,801,410

Conference Call

The Company plans to have a conference call on February 15, 2022 at 10:00 a.m. Eastern Time to discuss its results for the quarter and year ended December 31, 2021. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

  By dialing 844–492–3728 (U.S.) or 412–542–4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through February 22, 2022 at 877–344–7529 or 412–317–0088. Enter the passcode 6746358 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the Energy Transition Plan and completed its first projects under the ETP in June 2021.

Ardmore Shipping Corporation Unaudited Consolidated Balance Sheets (Expressed in U.S. Dollars, except for shares)

	As at
	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	55,448,895	58,365,330
Receivables, net of allowance for bad debts of $0.8 million (2020: $0.5 million)	20,303,507	17,808,496
Prepaid expenses and other assets	3,511,349	3,683,910
Advances and deposits	3,550,942	2,516,646
Inventories	11,095,318	10,274,062
Current portion of derivative assets	306,912	—
Vessel held for sale	—	9,895,000
Total current assets	94,216,923	102,543,444

Non-current assets
Investments and other assets, net	11,081,579	678,632
Vessels and vessel equipment, net	603,227,228	631,458,305
Deferred drydock expenditures, net	8,878,578	10,216,090
Advances for ballast water treatment systems	2,032,894	2,568,874
Amount receivable in respect of finance leases	2,880,000	2,880,000
Non-current portion of derivative assets	981,835	—
Operating lease, right-of-use asset	1,231,877	1,662,510
Total non-current assets	630,313,991	649,464,411

TOTAL ASSETS	724,530,914	752,007,855

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	8,577,567	9,125,321
Accrued expenses and other liabilities	10,741,500	11,233,767
Deferred revenue	2,069,750	—
Accrued interest on debt and finance leases	650,742	769,304
Current portion of long-term debt	15,103,186	22,456,396
Current portion of finance lease obligations	21,083,831	18,454,222
Current portion of derivative liabilities	—	397,418
Current portion of operating lease obligations	273,141	463,559
Total current liabilities	58,499,717	62,899,987

Non-current liabilities
Non-current portion of long-term debt	129,998,205	188,054,568
Non-current portion of finance lease obligations	205,370,846	179,250,162
Non-current portion of derivative liabilities	—	433,974
Non-current portion of operating lease obligations	722,085	1,034,218
Other non-current liabilities	942,508	—
Total non-current liabilities	337,033,644	368,772,922

TOTAL LIABILITIES	395,533,361	431,672,909

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043,138	—
Total redeemable preferred stock	37,043,138	—

Stockholders' equity
Common stock	363,839	352,067
Additional paid in capital	426,102,179	418,180,983
Accumulated other comprehensive income / (loss)	1,044,067	(729,135)
Treasury stock	(15,635,765)	(15,635,765)
Accumulated deficit	(119,919,905)	(81,833,204)
Total stockholders' equity	291,954,415	320,334,946

Total redeemable preferred stock and stockholders' equity	328,997,553	320,334,946

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	724,530,914	752,007,855

Ardmore Shipping Corporation Unaudited Consolidated Statements of Operations (Expressed in U.S. Dollars, except for shares)

	Three months ended		Year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Revenue, net	52,459,069	41,725,326	192,484,301	220,057,606

Voyage expenses	(24,592,032)	(19,888,091)	(88,577,719)	(81,253,212)
Vessel operating expenses	(15,800,667)	(16,422,424)	(60,833,537)	(62,546,733)
Charter hire costs	(2,084,859)	(1,211,978)	(6,930,193)	(1,367,528)
Depreciation	(8,009,390)	(8,268,960)	(31,703,305)	(32,187,324)
Amortization of deferred drydock expenditures	(1,284,161)	(1,712,360)	(5,168,526)	(6,198,245)
General and administrative expenses
Corporate	(3,341,437)	(3,063,281)	(16,071,865)	(15,122,906)
Commercial and chartering	(928,386)	(239,660)	(3,125,574)	(2,780,970)
Unrealized gains / (losses) on derivatives	221,613	(25,588)	276,268	(113,591)
Interest expense and finance costs	(4,300,143)	(3,915,885)	(16,771,198)	(18,168,155)
Interest income	16,097	25,776	55,088	281,618
Loss on vessel held for sale	—	(6,447,309)	—	(6,447,309)

Loss before taxes	(7,644,296)	(19,444,434)	(36,366,260)	(5,846,749)

Income tax	(13,587)	(70,968)	(149,593)	(199,446)
Loss from equity method investments	(258,192)	—	(316,790)	—

Net loss	(7,916,075)	(19,515,402)	(36,832,643)	(6,046,195)

Preferred dividend	(636,935)	—	(1,254,058)	—

Net loss attributable to common stockholders	(8,553,010)	(19,515,402)	(38,086,701)	(6,046,195)

Loss per share, basic and diluted	(0.25)	(0.59)	(1.12)	(0.18)

Adjusted (loss) / earnings (1)	(8,553,010)	(13,068,093)	(37,517,863)	401,114
Adjusted (loss) / earnings per share, basic	(0.25)	(0.39)	(1.11)	0.01
Adjusted (loss) / earnings per share, diluted	(0.25)	(0.39)	(1.11)	0.01

Weighted average number of shares outstanding, basic	34,363,884	33,237,297	33,882,932	33,241,936
Weighted average number of shares outstanding, diluted	34,363,884	33,237,297	33,882,932	33,443,250

(1)

Adjusted (loss) / earnings is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section. Adjusted (loss) / earnings has been calculated as Earnings per share reported under US GAAP as adjusted for certain unrealized and realized gains and losses (see Non-GAAP Measures Section).

Ardmore Shipping Corporation Unaudited Consolidated Statements of Cash Flows (Expressed in U.S. Dollars)

	Year ended
	December 31, 2021	December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(36,832,643)	(6,046,195)
Adjustments to reconcile net loss to net cash (used in) / provided by operating activities:
Depreciation	31,703,305	32,187,324
Amortization of deferred drydock expenditures	5,168,526	6,198,245
Share-based compensation	2,612,968	3,000,672
Loss on vessel held for sale	—	6,447,309
Amortization of deferred finance fees	2,192,177	1,765,271
Unrealized (gains) / losses on derivatives	(276,268)	113,591
Foreign exchange	(71,917)	108,978
Loss from equity method investments	316,790	—
Payments for drydocks	(5,882,866)	(7,003,305)
Changes in operating assets and liabilities:
Receivables	(2,495,011)	12,274,862
Prepaid expenses and other assets	172,561	(1,743,880)
Advances and deposits	(1,034,296)	1,597,419
Inventories	(821,256)	(115,327)
Accounts payable	1,151,201	2,543,080
Accrued expenses and other liabilities	(701,459)	(5,098,531)
Deferred revenue	2,069,750	—
Accrued interest on debt and finance leases	(156,966)	(135,064)
Net cash (used in) / provided by operating activities	(2,885,404)	46,094,449

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	9,895,000	—
Payments for acquisition of vessels and vessel equipment	(2,475,399)	(18,720,337)
Advances for ballast water treatment systems	(157,879)	(2,184,466)
Payments for other non-current assets	(93,798)	(88,630)
Payments for equity investments	(5,541,364)	—
Net cash provided by / (used in) investing activities	1,626,560	(20,993,433)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	—	20,375,243
Repayments of long-term debt	(66,911,512)	(18,017,863)
Proceeds from finance leases	49,000,000	—
Repayments of finance leases	(19,959,944)	(18,650,009)
Payments for deferred finance fees	(980,000)	(220,000)
Repurchase of common stock	—	(286,856)
Payment of dividend	—	(1,659,308)
Issuance of preferred stock, net	37,985,646	—
Payment of preferred dividend	(791,781)	—
Net cash used in financing activities	(1,657,591)	(18,458,793)

Net (decrease) / increase in cash and cash equivalents	(2,916,435)	6,642,223

Cash and cash equivalents at the beginning of the year	58,365,330	51,723,107

Cash and cash equivalents at the end of the period	55,448,895	58,365,330

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended		Year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Adjusted EBITDA (1)	5,453,496	899,892	16,628,623	56,986,257

AVERAGE DAILY DATA

MR Tankers Eco-Design Spot TCE per day (2)	11,024	9,436	10,931	15,650

Fleet TCE per day (2)	11,390	9,764	11,216	15,355

Fleet operating expenses per day (3)	6,141	6,134	5,967	6,073
Technical management fees per day (4)	451	384	459	439
	6,592	6,518	6,426	6,512

MR Tankers Eco-Design
TCE per day (2)	11,614	9,603	11,501	15,993
Vessel operating expenses per day (5)	6,712	6,560	6,485	6,530

MR Tankers Eco-Mod
TCE per day (2)	10,950	9,052	10,667	14,284
Vessel operating expenses per day (5)	6,366	6,447	6,359	6,559

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	11,274	10,916	10,982	14,332
Vessel operating expenses per day (5)	6,441	6,475	6,324	6,434

FLEET
Average number of owned operating vessels	25.0	26.0	25.0	25.4

(1)	Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable U.S. GAAP measure under the "Non-GAAP Measures" section.
(2)

Time Charter Equivalent ("TCE") rate, a non-GAAP measure, represents net revenues (revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company's possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

(3)

Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to upgradings and enhancements or other non-routine expenditures which were expensed during the period.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation Fleet Details at December 31, 2021 (Expressed in Millions of U.S. Dollars, other than per share amount)

						Estimated Resale	Estimated
						Newbuilding	Depreciated
					Eco	Price (1)	Replacement
Vessel	IMO	Built	Country	DWT	Specification	December 31, 2021	Value (2)
Seavaliant	IMO2/3	Feb–13	S. Korea	49,998	Eco-Design	$39.00	$26.34
Seaventure	IMO2/3	Jun–13	S. Korea	49,998	Eco-Design	$39.00	$26.73
Seavantage	IMO2/3	Jan–14	S. Korea	49,997	Eco-Design	$39.00	$27.61
Seavanguard	IMO2/3	Feb–14	S. Korea	49,998	Eco-Design	$39.00	$27.72
Sealion	IMO2/3	May–15	S. Korea	49,999	Eco-Design	$39.00	$29.55
Seafox	IMO2/3	Jun–15	S. Korea	49,999	Eco-Design	$39.00	$29.67
Seawolf	IMO2/3	Aug–15	S. Korea	49,999	Eco-Design	$39.00	$29.86
Seahawk	IMO2/3	Nov–15	S. Korea	49,999	Eco-Design	$39.00	$30.17
Endeavour	IMO2/3	Jul–13	S. Korea	49,997	Eco-Design	$39.00	$26.91
Enterprise	IMO2/3	Sep–13	S. Korea	49,453	Eco-Design	$39.00	$27.14
Endurance	IMO2/3	Dec–13	S. Korea	49,466	Eco-Design	$39.00	$27.47
Encounter	IMO2/3	Jan–14	S. Korea	49,478	Eco-Design	$39.00	$27.53
Explorer	IMO2/3	Jan–14	S. Korea	49,494	Eco-Design	$39.00	$27.64
Exporter	IMO2/3	Feb–14	S. Korea	49,466	Eco-Design	$39.00	$27.75
Engineer	IMO2/3	Mar–14	S. Korea	49,420	Eco-Design	$39.00	$27.85
Sealeader	IMO3	Jun–08	Japan	47,463	Eco-Mod	$39.00	$19.27
Sealifter	IMO3	Aug–08	Japan	47,472	Eco-Mod	$39.00	$19.56
Sealancer	IMO3	Jul–08	Japan	47,451	Eco-Mod	$39.00	$19.39
Seafarer	IMO3	Jun–10	Japan	49,999	Eco-Mod	$39.00	$22.24
Dauntless	IMO2	Feb–15	S. Korea	37,764	Eco-Design	$36.00	$26.83
Defender	IMO2	Feb–15	S. Korea	37,791	Eco-Design	$36.00	$26.87
Cherokee	IMO2	Jan–15	Japan	25,215	Eco-Design	$33.00	$24.31
Cheyenne	IMO2	Mar–15	Japan	25,217	Eco-Design	$33.00	$24.59
Chinook	IMO2	Jul–15	Japan	25,217	Eco-Design	$33.00	$24.97
Chippewa	IMO2	Nov–15	Japan	25,217	Eco-Design	$33.00	$25.33
							$653.30

				Cash / Debt / Work. Cap / Other Assets			$(301.06)
				Total Asset Value (Assets) (3)			$352.24
				DRV / Share (3)(4)			$10.25

				Ardmore Commercial Management (5)			$19.53
				Total Asset Value (Assets & Commercial Management) (3)			$371.77
				DRV / Share (3)(4)			$10.82

				Investment in Element 1 Corp. / e1 Marine (6)			$10.54
				Total Asset Value (Assets, Commercial Management & Investments) (3)			$382.31
				DRV / Share (3)(4)(6)			$11.13

1.	Based on the average of two broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at December 31, 2021.
2.

Depreciated Replacement Value ("DRV") is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $300 per tonne which is in line with Ardmore's depreciation policy). The Company's estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company's estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.

3.

Depreciated Asset Value ("DRV") and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.

4.	DRV / Share calculated using 34,363,884 shares outstanding as at December 31, 2021.
5.

Ardmore Commercial Management is management's estimate of the value of Ardmore's commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore's commercial and chartering overhead (as stated in Ardmore's Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) administration fee of $300 per vessel per day. These rates may vary over time.

6.	Valuation of investment in E1 Corp. and e1 Marine (a joint venture with E1 Corp and Maritime Partners, LLC, of which ASC owns 33%) is at cost.

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization's ("IMO") Marine Environment Protection Committee ("MEPC") adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company's industry. Ardmore's reporting methodology is in line with the framework set out within the IMO's Data Collection System ("DCS") initiated in 2019.

	Three months ended		Twelve months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

Number of Owned & TC-In Vessels in Operation (at period end)	27	27	27	27
Fleet Average Age	8.6	7.7	8.6	7.7

CO2 Emissions Generated in Metric Tonnes	104,499	99,479	406,721	389,721
Distance Travelled (Miles)	400,978	359,556	1,554,032	1,441,703
Fuel Consumed in Metric Tonnes	33,073	31,355	128,472	122,899

Cargo Heating and Tank Cleaning Fuel Consumption
Fuel Consumed in Metric Tonnes	687	871	4,048	3,178
% of Total Fuel Consumed	2.08%	2.78%	3.15%	2.59%

Annual Efficiency Ratio (AER) for the period(2)
Fleet	5.81g / tm	6.18g / tm	5.84g / tm	6.04g / tm
MR Eco-Design	5.53g / tm	5.87g / tm	5.59g / tm	5.71g / tm
MR Eco-Mod	5.77g / tm	6.58g / tm	5.90g / tm	6.36g / tm
Chemical	7.43g / tm	7.22g / tm	7.19g / tm	7.40g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(3)	6.75g / tm	6.50g / tm	6.33g / tm	6.52g / tm

Energy Efficiency Operational Indicator (EEOI) for the period (4)
Fleet	12.07g / ctm	12.63g / ctm	12.26g / ctm	11.77g / tm
MR Eco-Design	11.55g / ctm	12.17g / ctm	12.33g / ctm	11.32g / tm
MR Eco-Mod	13.11g / ctm	13.36g / ctm	11.66g / ctm	11.72g / tm
Chemical	13.00g / ctm	13.55g / ctm	12.70g / ctm	13.64g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(3)	12.67g / ctm	10.90g / ctm	11.43g / ctm	11.62g / ctm

Wind Force (% greater than 4 on BF)	46.10%	50.70%	46.64%	42.16%
% Idle Time(5)	3.69%	9.43%	4.59%	6.76%

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

Ardmore is continuing to perform well on both AER and EEOI. Results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time and time in port, however analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality.

From a weather perspective, rougher weather (based on Beaufort Scale wind force rating being greater than 4) will generally have a mitigating impact on the ability to optimize fuel consumption, while idle time will impact ships metrics as they will still require power to run but will not be moving.

Overall Ardmore Shipping's carbon emissions for the trailing 12-month period have increased 4.4% to 406,721 metric tonnes of CO2, in comparison to the same 12-month period in 2020, mainly as a result of an increase in distance travelled. However, the fleet AER for the period has decreased by 3.3% to 5.84 g / tm, from 6.04 g / tm, while the EEOI also showed a decrease of 2.7% to 12.03 g / ctm, from 12.37 g / ctm.

Continued improvements are being achieved through a combination of technological advancements and operational optimization.

In addition, we have also presented our Chemical Tanker ratios, with and without the impact of cargo heating and tank cleaning operations to provide enhanced transparency and to highlight the impact of this activity on our Chemical Tankers' ratios

[1] Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore's owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time.  AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tonnes per kilometre as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore's initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

[2] Annual Efficiency Ratio ("AER") is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage ("DWT"). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles.

[3] The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

[4] Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684.

[5] Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed.

Non-GAAP Measures

This press release describes EBITDA, Adjusted EBITDA and Adjusted (loss) / earnings, which are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, unrealized (losses) / gains on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels. Adjusted (loss) / earnings excludes certain items from net (loss) / income, including gain or loss on sale of vessels and write-off of deferred finance fees because they are considered to be not representative of its operating performance.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted (loss) / earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

	Three months ended		Year ended
Reconciliation of net loss to EBITDA	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net loss	(7,916,075)	(19,515,402)	(36,832,643)	(6,046,195)
Interest income	(16,097)	(25,776)	(55,088)	(281,618)
Interest expense and finance costs	4,300,143	3,915,885	16,771,198	18,168,155
Income tax	13,587	70,968	149,593	199,446
Unrealized gains / (losses) on derivatives	(221,613)	25,588	(276,268)	113,591
Depreciation	8,009,390	8,268,960	31,703,305	32,187,324
Amortization of deferred drydock expenditures	1,284,161	1,712,360	5,168,526	6,198,245
EBITDA	5,453,496	(5,547,417)	16,628,623	50,538,948
Loss on vessel held for sale	—	6,447,309	—	6,447,309
ADJUSTED EBITDA	5,453,496	899,892	16,628,623	56,986,257

	Three months ended		Year ended
Reconciliation of net loss to Adjusted (loss) / earnings	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net loss attributable to common stockholders	(8,553,010)	(19,515,402)	(38,086,701)	(6,046,195)
Loss on vessel held for sale	—	6,447,309	—	6,447,309
Write-off of deferred finance fees	—	—	568,838	—
Adjusted (loss) / earnings	(8,553,010)	(13,068,093)	(37,517,863)	401,114

Adjusted (loss) / earnings per share, basic	(0.25)	(0.39)	(1.11)	0.01
Adjusted (loss) / earnings per share, diluted	(0.25)	(0.39)	(1.11)	0.01

Weighted average number of shares outstanding, basic	34,363,884	33,237,297	33,882,932	33,241,936
Weighted average number of shares outstanding, diluted	34,363,884	33,237,297	33,882,932	33,443,250

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, the following statements: future operating or financial results; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future growth rates; expected oil demand recovery and future tankers rates, and factors that may affect such rates; the effect of the COVID-19 pandemic on the Company's business, financial condition and the results of operation; the Company's expectations regarding the timing and impact of economic recovery from the pandemic; expected employment of the Company's vessels during the first quarter of 2022; expected drydocking days in the first quarter of 2022; implementation of the Company's Energy Transition Plan; management's estimates of the Depreciated Replacement Value (DRV) of its vessels and of the value of the Company's commercial management and pooling business; trends in the Company's performance as measured by energy efficiency and emission-reduction metrics; the impact of energy transition on the Company and the markets in which the Company operates; expected continuation of refinement by the Company of performance measures for emissions and efficiency; and the expected implementation timing of e1 Marine's recently announced initiatives. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the amount of the world tanker fleet used for storage purposes; current expected spot rates compared with current and expected charter rates; the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; the effect of the COVID-19 pandemic on, among others, oil demand, the Company's business, financial condition and results of operation, including its liquidity; fluctuations in oil prices; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company's ability to charter vessels for all remaining revenue days during the first quarter of 2022 in the spot market; vessels breakdowns and instances of off-hire; the ability of e1 Marine to complete it's contemplated projects on time; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Form 20–F for the year ended December 31, 2020, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212–477–8438	Tel: 646–673–9701
Fax: 212–477–8636	Fax: 212–477–8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com